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July 12, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Robert Shapiro, Doug Jones
Nicholas Nalbantian, Mara Ransom

Re:	Seaport Entertainment Group Inc.
Amendment No. 2 to Registration Statement on Form 10-12B
Filed July 1, 2024
File No. 001-42113
Ladies and Gentlemen:
On behalf of our client, Seaport Entertainment Group Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated July 8, 2024 relating to the Company’s Amendment No. 2 to the Registration Statement on Form 10-12B filed on July 1, 2024. Concurrently with the submission of this letter, the Company has publicly filed Amendment No. 3 to the Registration Statement on Form 10-12B (“Amendment No. 3”), which reflects the revisions described herein and certain other updated information.
For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.
Information Statement
Unaudited Pro Forma Combined Financial Statements, page 55
1.    Refer to your response to prior comment 1 and related revised disclosure. Please explain to us why the escrow associated with the refinanced debt for 250 Water Street is recorded in other assets instead of restricted cash. Disclosure on page F-11 states restricted cash reflects amounts segregated in escrow accounts primarily related to 250 Water Street.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the escrow associated with the refinanced debt for 250 Water Street is recorded as a deposit in other

July 12, 2024

assets instead of restricted cash. Generally, amounts recorded in restricted cash are held in the Company’s name and the Company would still have general access and control over the funds in the account with certain restrictions. In this case, however, the deposit amount associated with the refinanced debt for 250 Water Street is held by Mizuho as collateral towards the overall financing and the Company does not have access or control over this deposit amount.
The restricted cash disclosure on page F-11 relates to development activity at 250 Water Street, not the 250 Water Street loan referenced above. The amount recorded to restricted cash relates to a $40 million escrow account held in the Company’s name by the City of New York. The development of 250 Water Street required a transfer of development rights from one area of the Seaport District to 250 Water Street and the City of New York required a payment of $40 million. However, the City’s approvals were challenged in court before the payment was made and the City of New York then required that the funds be held in escrow until all litigation is resolved. If all approvals are upheld, the escrow amount will be released to the City of New York as payment for the transfer of development rights. If the approvals are not upheld, the funds will be returned to the Company. Please refer to Note 7. Commitments and Contingencies to the Unaudited Condensed Combined Financial Statements for more details.
Description of Certain Indebtedness
250 Water Street Term Loan and Total Return Swap, page 137
2.    Refer to your response to prior comment 2 and related revised disclosure. Please clarify if the basis for payments and receipts for the term loan and associated total return swap is the principal amount of the term loan. If either is associated with some other basis, describe that basis and how it factors into amounts transferred. In connection with this, reconcile your disclosure here with that on page 35 regarding the risk factor about the 250 Water Street total return swap that says the swap is based on the change in the market value of the assets underlying the swap. From this it appears the basis is the market value of the property at 250 Water Street. Further, explain to us, and disclose to the extent meaningful, why the loan with the swap was structured in the fashion described. For example, discuss if this is related to your creditworthiness, and if so, how this structure is representative of it.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the basis for payments and receipts for the term loan and the associated total return swap is the principal amount of the term loan, and only the principal amount of the term loan. Neither the basis for payments and receipts for the term loan nor the associated total return swap is associated with any other basis. In light of the Staff’s comment, the Company has revised the disclosure on page 35 to remove this risk factor.
With respect to the Staff’s comments regarding why the loan with the swap was structured in the fashion described and whether it is related to the creditworthiness of the Company, the Company respectfully advises the Staff that the Company is not privy to the reasons behind the lender’s decision to structure the loan in such a way. As noted in the Company’s prior response, the Company did not request this structure, and the lender was not willing to match the same terms without it. The Company was seeking the best possible financing terms and they were only offered in this particular structure. Other options offered by other lenders where a straight term loan without a total return swap was offered were less advantageous.
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July 12, 2024

Should you have any comments or questions regarding the foregoing, please call me at (213) 891-8371 or e-mail me at julian.kleindorfer@lw.com, or Abigail Smith at (202) 637-3391 or abigail.smith@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Julian Kleindorfer
Julian Kleindorfer
of LATHAM & WATKINS LLP

cc:	Michael J. Haas, Latham & Watkins LLP
Abigail Smith, Latham & Watkins LLP
Alexa M. Berlin, Latham & Watkins LLP
Anton D. Nikodemus, Seaport Entertainment Group Inc.
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